SUBJECT TO COMPLETION, DATED MAY 31, 2007

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but it is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED AUGUST 15, 2006)

1,000,000 Shares

Class A Non-Voting Common Stock

We are offering 1,000,000 shares of our Class A Non-Voting Common Stock with this prospectus supplement.

Our Class A Non-Voting Common Stock is quoted on the NASDAQ Global Market under the symbol “ARTNA.” On May 30, 2007, the last reported sale price of our Class A Non-Voting Common Stock was $19.65 per share.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 150,000 additional shares of Class A Non-Voting Common Stock upon the same terms to cover over-allotments, if any.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 6 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Artesian Resources Corporation	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the shares on or about                , 2007.

JANNEY MONTGOMERY SCOTT LLC	EDWARD JONES

The date of this prospectus supplement is               , 2007.

TABLE OF CONTENTS

Prospectus Supplement

About this Prospectus Supplement and Accompanying Prospectus	S-2
Forward-Looking Statements	S-2
Summary	S-3
Use of Proceeds	S-8
Capitalization	S-8
Common Stock Price Range and Dividends	S-9
Underwriting	S-10
Experts	S-12
Legal Matters	S-12

Prospectus

About This Prospectus	2
About Artesian Resources Corporation	3
Risk Factors	6
Special Note Regarding Forward-Looking Statements	10
Use of Proceeds	10
Description of Capital Stock	11
Plan of Distribution	18
Legal Matters	20
Experts	20
Where You Can Find More Information	20
Information Incorporated By Reference	20

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including information incorporated by reference. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement and on the accompanying prospectus or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the shares in any jurisdiction in which such an offer or solicitation relating to the shares is not authorized. Furthermore, you should not consider this prospectus supplement or the accompanying prospectus to be an offer or solicitation relating to the shares if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

We provide information to you about this offering of shares of our Class A Non-Voting Common Stock in two separate documents:

•       the accompanying prospectus, which provides general information and sets forth risk factors related to us and this offering; and

•       this prospectus supplement, which describes the specific details regarding this offering.

The accompanying prospectus refers to additional documents we have filed, and may file in the future with the Securities and Exchange Commission, or the SEC, which are incorporated by reference in the accompanying prospectus. For purposes of this offering, references to the accompanying prospectus also refer to the documents incorporated by reference therein, including, but not limited to, our Annual Report on Form 10-K for the year ended December 31, 2006, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and our Current Reports on Form 8-K filed with the SEC on March 16, 2007, March 23, 2007 and May 2, 2007. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus supplement which express our “belief,” “anticipation” or “expectation,” as well as other statements which are not historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Statements including, but not limited to, those regarding our goals, priorities and growth and expansion plans for our water and wastewater subsidiaries, our belief regarding our capacity to provide water services for the foreseeable future to our customers, the timing of the completion of our acquisition of Carpenters Point Water Company, Artesian Water’s ability to issue long-term debt in the future or our belief relating to our compliance with relevant governmental regulations, the impact of weather on our operations and the execution of our strategic initiatives are forward-looking statements and involve risks and uncertainties that could cause actual results to differ materially from those projected. Certain factors discussed in “Risk Factors” commencing on page 6 of the accompanying prospectus, such as changes in weather, changes in our contractual obligations, changes in government policies, the timing and results of our rate requests, changes in economic and market conditions generally, and other matters could cause results to differ materially from those in the forward-looking statements. While we may elect to update forward-looking statements, we specifically disclaim any obligation to do so and you should not rely on any forward-looking statement as representative of our views as of any date subsequent to the date of the filing of this prospectus supplement.

You should read and interpret any forward-looking statements together with the documents incorporated by reference in the accompanying prospectus and our other filings with the SEC.

SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. Unless the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “we,” “us,” and “our” refer to Artesian Resources Corporation and its subsidiaries, including our regulated public utilities, Artesian Water Company, Inc., or Artesian Water, Artesian Wastewater Management, Inc., or Artesian Wastewater, and Artesian Water Pennsylvania, Inc., or Artesian Water Pennsylvania, and our non-regulated subsidiaries, Artesian Utility Development, Inc., or Artesian Utility, and Artesian Development Corporation, or Artesian Development. This summary highlights selected information from the prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in our Class A Non-Voting Common Stock. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, which are described under “About This Prospectus Supplement and the Accompanying Prospectus” in this prospectus supplement and “Information Incorporated by Reference” in the accompanying prospectus.

Our Company

Our principal subsidiary, Artesian Water, is the oldest and largest investor-owned public water utility on the Delmarva Peninsula, and has been providing water service since 1905. We distribute and sell water, including water for public and private fire protection, to residential, commercial, industrial, governmental, municipal and utility customers throughout the State of Delaware within our 223 square mile franchise area, which has doubled in the past 10 years. As of March 31, 2007, we had approximately 74,000 metered customers and served a population of approximately 250,000 residents (including contract services), representing approximately 29.4% of Delaware’s total population. Our gross water revenue for the twelve months ended March 31, 2007 was approximately $45.0 million, which was 90.5% of our total operating revenues for the consolidated group. Residential customers account for 93.6% of our customer base, 6.0% are commercial entities, and the remaining 0.4% are industrial and other. We obtain most of our supply from a system of 172 wells that pumps groundwater from aquifers.

Artesian Wastewater owns wastewater infrastructure and provides wastewater services. We were designated as a regulated public wastewater utility by the Delaware Public Service Commission, or the PSC, in March 2005, and began providing service in Delaware in July 2005. We own and operate five wastewater treatment facilities, which are capable of treating approximately 750,000 gallons per day and can be expanded to treat approximately 1.6 million gallons per day. We added approximately 1,800 acres of new wastewater franchise area in 2006. As of April 30, 2007, we have received approval of, or filed for, wastewater franchise area totaling 9,600 acres. In addition, we are designing and constructing 16 new facilities to serve more than 4,000 homes.

Artesian Water Pennsylvania began operations as a public water utility in Pennsylvania in 2002. We provide water service to a small residential community in Chester County, Pennsylvania and expect modest future growth based on approval by the Pennsylvania Public Utility Commission to expand our service area to four specific planned developments.

Artesian Utility has contracted to design and build wastewater infrastructure and provide water and wastewater operations and management services in Delaware, Maryland and Pennsylvania. We operate 47 water and wastewater treatment facilities under contract, including two wastewater treatment and spray irrigation facilities (one with a capacity of 2.5 million gallons per day and the other with a capacity of 250,000 gallons per day) for a municipality in Delaware under a 20-year agreement. During 2006, we entered into contracts with various developers and landowners to design, build, own and operate a regional wastewater system in the Milton area of Sussex County, Delaware capable of serving up to 20,000 homes. We are in negotiations to enter into contracts with various developers and landowners to design, build, own and operate additional regional wastewater systems in Sussex County capable of serving up to 7,800 homes.

The sole operation of our other non-regulated subsidiary, Artesian Development, is the ownership of a six-acre parcel of land zoned for office buildings located immediately adjacent to our corporate headquarters. In January 2007, Artesian Development entered into an agreement for the option to purchase an additional 18.5 acres of land in Sussex County.

Our market area is primarily the Delmarva Peninsula. Located on the Delmarva Peninsula is Cecil County, Maryland, which is experiencing rapid population growth. According to the Wilmington Area Planning Council, Cecil County is projected to have an 86% increase in population between 2000 and 2030, even greater than the 62% rate of population growth projected for Delaware’s rapidly growing Sussex County which is one of our primary service areas and also located on the Delmarva Peninsula.

Our Strategy

Our strategy is to significantly increase customer growth, revenues, earnings and dividends by expanding our water and wastewater services across the Delmarva Peninsula. We remain focused on providing superior service to our customers and continuously seeking ways to improve our efficiency and performance. By providing both water and wastewater services, we are positioned as the primary resource for developers and communities throughout the Delmarva Peninsula seeking to fill both needs simultaneously. In particular, we plan to:

•                     Expand our water and wastewater services in Delaware.

We will continue the expansion of our exclusive water and wastewater franchise areas, including by acquisitions. We will also increase our customer base through organic growth at a consistent sustainable rate. In addition, we expect to complete the interconnection of our Delaware system with other water systems, including Elkton and Chesapeake City, Maryland. We will also design, build, own and operate a regional wastewater system in the Milton area of Sussex County. We will continue to contract with various landowners and developers for the design, construction and ownership of wastewater facilities.

•                     Grow our water and wastewater services in Maryland.

We plan to serve the Cecil County designated growth corridor as a regulated water utility and to expand our business through the design, construction, operation and management, as well as acquisition, of additional water and wastewater systems. The completion of our acquisition of the Carpenters Point Water Company, the expansion of our exclusive franchise areas elsewhere in Maryland and the award of additional contracts will similarly enhance our operations within the state.

•                     Increase our non-regulated businesses.

We will continue to seek acquisitions of water and wastewater contract operations on the Delmarva Peninsula, similar to our recent acquisition of TMH Environmental Services, Inc., or TMH. We will continue to expand our contract design and construction services of water and wastewater facilities for developers, municipalities and other utilities. We will continue to actively pursue water and wastewater operation contracts with municipalities across the Delmarva Peninsula.

Recent Developments

TMH Acquisition

On May 1, 2007, Artesian Utility completed the acquisition of all rights, title and interest in the operations contracts of TMH. The sole proprietor of TMH is employed by Artesian Utility and will assist us in providing contract water and wastewater operation services to 24 private, municipal and governmental institutions in the southeastern part of Pennsylvania.

Dividend Increase

On April 25, 2007, our Board of Directors approved a 3.75%, or a $0.024 annual increase in the Class A Non-Voting and Class B Common shareholders’ dividend, raising the annual dividend to $0.664 per share. In 2006, the dividend was increased by 7.5%.

Carpenters Point Acquisition

On January 26, 2007, we reached an agreement on terms to purchase the Carpenters Point Water Company, which is adjacent to an area in Cecil County designated by the county as a growth corridor. The growth corridor is focused primarily along Route 40 and Interstate 95 in Cecil County, which is located between Philadelphia and Baltimore. We believe the strategic acquisition provides sufficient groundwater supply and elevated water storage to serve a significant number of additional customers in the undeveloped portions of the Carpenters Point franchise and surrounding area. We expect to enter into definitive documentation for the purchase of the Carpenters Point Water Company during the second quarter of 2007 and to close the purchase during the third quarter of 2007, subject to receipt of regulatory approvals.

Rate Case Settlement

On December 19, 2006, the PSC approved a Settlement Agreement of our most recent filing for rate relief. The increase in annual revenue requirement under the Settlement Agreement of $6.0 million will be recovered in two steps. The first step was placed in effect January 1, 2007 to recover approximately $4.8 million in annual revenue. The second step will be designed to recover approximately $1.2 million of annual revenue based on the issuance of additional equity not to exceed $20.0 million. However, should we issue less than $20.0 million in equity, the increase will be adjusted to reflect the change in recovery associated with our capital structure. Under the terms of the Settlement Agreement, we are provided the opportunity to earn a rate of return on our equity of 10.25%.

Interconnections with Elkton and Chesapeake City

On March 17, 2006 and January 11, 2006, respectively, we entered into agreements with the towns of Elkton and Chesapeake City, Maryland to provide water service of up to a total of 1.3 million gallons per day. Construction of the transmission main to Elkton is expected to begin in the early summer of 2007 and we anticipate supplying water during 2007. Additional approvals remain necessary to construct the transmission line to Chesapeake City. We believe that these interconnections help position us to serve the rapidly growing needs of Cecil County.

Corporate Information

Our principal executive office is located at 664 Churchmans Road, Newark, Delaware 19702, our telephone number is (302) 453-6900, and our website is located at www.artesianwater.com. The information on our website is not part of this prospectus supplement.

The Offering

Class A Non-Voting Common Stock, $1 par value	1,000,000 shares
Common Stock to be outstanding immediately after the offering
Class A Non-Voting Common Stock	6,255,329
Class B Common Stock	881,452
Total Common Stock outstanding	7,136,781
NASDAQ Global Market Symbol	ARTNA
Class A Non-Voting Common Stock
52-week price range (through May 30, 2007)	Low: $17.90
High: $20.67
Annualized dividend rate	$0.664 per share
Use of proceeds

We will use the net proceeds of this offering to fund a paid-in capital contribution to Artesian Water, which will use the funds to repay certain of its short-term borrowings, fund capital expenditures and for other general corporate purposes. A portion of any proceeds received from the underwriters’ exercise of the over-allotment may be contributed to our other subsidiaries.

Risk Factors

Investment in our common stock involves risk. See “Risk Factors” beginning on page 6 of the accompanying prospectus and the documents incorporated by reference therein for a discussion of factors you should consider carefully before deciding whether to invest in the shares of common stock being offered by this prospectus supplement.

The shares of common stock in the table above to be outstanding after the offering are based on 6,136,781 shares outstanding as of May 30, 2007.

Summary Financial Information

We derived the summary financial information for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 from our Annual Report on Form 10-K for the year ended December 31, 2006. We derived the summary financial information as of March 31, 2007 and for the three months ended March 31, 2007 and March 31, 2006 from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. We derived the summary financial information as of March 31, 2006 from our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. The financial results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for any other interim period or for a full year. You should read this summary information with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes to those financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, filed with the SEC and incorporated by reference in the accompanying prospectus. All share and per share amounts have been restated to reflect the three for two stock split effected on May 30, 2006.

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
	(In thousands, except per share amounts)
Statement of Operations Data:
Total operating revenues	$11,604	$10,489	$48,587	$45,285	$39,582
Total operating expenses	9,336	8,436	36,792	34,644	29,708
Operating income	2,268	2,053	11,795	10,641	9,874
Interest charges	1,635	1,503	6,337	6,121	5,943
Net income applicable to common stock	1,156	996	6,071	5,035	4,400
Net income per share of common stock
Basic	$0.19	$0.17	$1.00	$0.84	$0.75
Diluted	0.18	0.16	0.97	0.81	0.72
Average common shares outstanding
Basic	6,111	6,027	6,055	5,984	5,904
Diluted	6,273	6,217	6,235	6,182	6,099
Cash dividends per share of common stock	$0.16	$0.15	$0.61	$0.58	$0.55

	As of March 31,		As of December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
	(In thousands)
Balance Sheet Data:
Utility plant, at original cost less accumulated depreciation	$256,789	$232,586	$253,182	$227,566	$212,152
Total assets	273,800	247,724	269,360	243,854	227,380
Notes Payable	9,151	1,521	7,906	1,786	9,213
Long-term debt, including current portions	92,270	92,572	92,383	92,680	83,438
Stockholders’ equity	62,283	58,074	61,800	57,813	54,943

USE OF PROCEEDS

Based on an assumed offering price of $19.65, the net proceeds from this offering, after deducting the underwriters’ discounts and estimated offering expenses, are estimated to be $18.4 million ($21.2 million if the underwriters’ over-allotment option is exercised in full). We will use the entire net proceeds to fund a paid-in capital contribution in the same amount to Artesian Water. Artesian Water will use the paid-in capital contribution to repay short-term borrowings incurred primarily to finance expenses associated with its construction program, including investment in utility plant and equipment, and to fund capital expenditures and other general corporate purposes. These proceeds will reduce Artesian Water’s debt to total capitalization ratio, which we believe will improve Artesian Water’s ability to issue additional long-term debt to finance future capital investments. A portion of any proceeds received from the underwriters’ exercise of the over-allotment may be contributed to our other subsidiaries.

Artesian Water has available two unsecured lines of credit, with no financial covenant restrictions, totaling $40.0 million at March 31, 2007, which are renewable annually at the lenders’ discretion. Borrowings under the lines of credit bear interest based on the London Interbank Offering Rate, or LIBOR, plus 1.0% for 30, 60, 90, or 180 days or the banks’ federal funds rate plus 1.0%, at the option of Artesian Water. At March 31, 2007, Artesian Water had $9.2 million outstanding under these lines at average interest rates of 6.32%.

At March 31, 2007, Artesian Utility and Artesian Wastewater had lines of credit with a financial institution for $3.5 million and $1.5 million, respectively, to meet temporary cash requirements. These revolving credit facilities are unsecured. As of March 31, 2007, we had not borrowed funds under any of these lines. Effective May 7, 2007, Artesian Wastewater’s line of credit was increased to $10.0 million. The interest rate for borrowings under each of these lines is the LIBOR plus 1.75%.

CAPITALIZATION

The following table sets forth, as of March 31, 2007, our capitalization on an actual basis and on an adjusted basis to give effect to the sale of the shares of common stock in this offering at an assumed offering price of $19.65 per share and the anticipated application of the net proceeds from this offering as described in “Use of Proceeds.” This table should be read in conjunction with our Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that is incorporated by reference in the accompanying prospectus.

	As of March 31, 2007
	Actual	% of Capitalization	As Adjusted	% of Capitalization
	(Unaudited)
	(In thousands)
Long-term debt, net of current portion	$91,958	59.6%	$91,958	53.3%
Common stockholders’ equity
Class A Non-Voting Common Stock	5,238	3.4%	6,238	3.6%
Class B Common Stock	882	0.6%	882	0.5%
Additional paid-in capital	45,322	29.4%	62,737	36.3%
Retained earnings	10,841	7.0%	10,841	6.3%
Total common stockholders’ equity	62,283	40.4%	80,698	46.7%
Total capitalization	$154,241	100.0%	$172,656	100.0%

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our Class A Non-Voting Common Stock is listed on the NASDAQ Global Market and trades under the symbol “ARTNA.” On May 30, 2007, there were 860 holders of record of the Class A Non-Voting Common Stock. The following table sets forth, for the periods indicated, the high and low closing sale prices for the Class A Non-Voting Common Stock on the NASDAQ Global Market and the cash dividends declared per share. All share and per share amounts have been restated to reflect the three for two stock split effected on May 30, 2006.

	High	Low	Dividend Per Share
2007
Second Quarter (Through May 30, 2007)	$20.59	$19.52	$0.1660
First Quarter	20.60	18.71	0.1600
2006
Fourth Quarter	$19.70	$18.25	$0.1600
Third Quarter	20.41	18.03	0.1523
Second Quarter	22.27	18.40	0.1523
First Quarter	22.27	19.42	0.1488
2005
Fourth Quarter	$20.67	$19.29	$0.1488
Third Quarter	21.93	19.68	0.1450
Second Quarter	21.99	17.43	0.1450
First Quarter	19.63	17.35	0.1417

On April 25, 2007, we approved an increase of 3.75% raising our quarterly dividend to $0.1660 per share payable on May 25, 2007 to stockholders of record on May 10, 2007.

Our Class B Common Stock is quoted on the OTC Bulletin Board under the symbol “ARTNB.OB.” There has been a limited and sporadic public trading market for the Class B Common Stock. As of May 30, 2007, the last reported trade of the Class B Common Stock on the OTC Bulletin Board was at a price of $32.00 per share on March 30, 2007. As of May 30, 2007, we had 187 holders of record of the Class B Common Stock. The Class B Common Stock receives the same dividend per share as the Class A Non-Voting Common Stock.

UNDERWRITING

Janney Montgomery Scott LLC and Edward D. Jones & Co., L.P. are the underwriters. Subject to the terms and conditions of the underwriting agreement dated          , 2007, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of Class A Non-Voting Common Stock set forth opposite their respective names below at the public offering price less the underwriting discount on the cover page of this prospectus supplement.

Underwriter	Number of Shares
Janney Montgomery Scott LLC
Edward D. Jones & Co., L.P.
Total	1,000,000

The underwriting agreement provides that obligations of the underwriters to purchase the shares of the Class A Non-Voting Common Stock that are being offered are subject to the approval of certain legal matters by counsel to the underwriters and to certain other conditions. Each underwriter is obligated to purchase all of the shares of the Class A Non-Voting Common Stock being offered by this prospectus supplement (other than shares of Class A Non-Voting Common Stock covered by the over-allotment option described below) if it purchases any of the shares of Class A Non-Voting Common Stock.

The underwriters propose to offer some of the shares of Class A Non-Voting Common Stock to the public initially at the offering price per share shown on the cover page of this prospectus supplement and may offer shares to certain dealers at such price less a concession not in excess of $       per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $       per share to certain other dealers. After the public offering of the Class A Non-Voting Common Stock, the public offering price and the concessions may be changed by the underwriters.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions to be paid by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering, including the non-accountable expense allowance of $50,000 to be paid to the underwriters will be approximately $400,000.

We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus supplement, to purchase up to 150,000 additional shares of Class A Non-Voting Common Stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise such option only to cover over-allotments in the sale of the shares of Class A Non-Voting Common Stock offered by this prospectus supplement. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions, to purchase a number of the additional shares of Class A Non-Voting Common Stock proportionate to such underwriter’s initial commitment as indicated in the table above that lists the underwriters.

In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of Class A Non-Voting Common Stock than is shown on the cover page of this prospectus supplement) and may effect transactions that stabilize, maintain or otherwise affect the market price of the Class A Non-Voting Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Class A Non-Voting Common Stock or effecting purchases of the Class A Non-Voting Common Stock for the purpose of pegging, fixing or maintaining the price of the Class A Non-Voting Common Stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases.

Additionally, the underwriters may engage in syndicate covering transactions, which involve purchases of shares of the Class A Non-Voting Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of the Class A Non-Voting Common Stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the Class A Non-Voting Common Stock to the extent that it may discourage resales of the Class A Non-Voting Common Stock.

In connection with this offering, the underwriters, selling group members or their respective affiliates who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in our Class A Non-Voting Common Stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the five business days prior to the pricing of the offering before the commencement of offers and sales of the Class A Non-Voting Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the Class A Non-Voting Common Stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Each underwriter does not intend to confirm sales of the Class A Non-Voting Common Stock to any accounts over which it exercises discretionary authority.

Our directors, executive officers and 10% stockholders have agreed that they will not, directly or indirectly, sell or otherwise dispose of any of our Class A Non-Voting Common Stock or our Class B Common Stock for a period of 90 days after the completion of this offering, without the prior written consent of Janney Montgomery Scott LLC, on behalf of the underwriters. Together, this group owns, prior to the offering, 6.1% of the outstanding shares of Class A Non-Voting Common Stock, 70.3% of the outstanding shares of Class B Common Stock and 98.8% of the outstanding options to purchase Class A Non-Voting Common Stock. We have also agreed to make no such sales during this period except in connection with the issuance of shares pursuant to our stock option plans, 401(k) and supplemental retirement plans and dividend reinvestment plan.

We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act.

The shares of Class A Non-Voting Common Stock are listed on the NASDAQ Global Market under the symbol “ARTNA.”

EXPERTS

The consolidated financial statements and schedules and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in the accompanying prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated by reference in the accompanying prospectus, and are incorporated therein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common shares offered hereby and certain other legal matters will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters related to the offering will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

PROSPECTUS

ARTESIAN RESOURCES CORPORATION
$30,000,000
CLASS A NON-VOTING COMMON STOCK

Artesian Resources Corporation may offer up to $30,000,000 of Class A Non-Voting Common Stock from time to time. When we offer these securities, we will provide a prospectus supplement containing the specific terms of that offering. This prospectus may not be used to consummate sales of these securities unless accompanied by a prospectus supplement.

We will receive all proceeds from the sale of securities hereunder.

Our Class A Common Stock is traded on the NASDAQ Global Market under the symbol “ARTNA.” On August 14, 2006, the closing sale price of our Class A Non-Voting Common Stock on NASDAQ was $19.10 per share. You are urged to obtain current market quotations for our Class A Non-Voting Common Stock.

Investing in our securities involves a high degree of risk. See “risk factors” commencing on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2006.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. We may from time to time sell Class A Non-Voting Common Stock in one or more offerings up to a total dollar amount of $30,000,000.

Each time we sell these securities, we will provide you with a prospectus supplement containing specific information about the terms of each such sale. This prospectus may not be used to sell any of the securities unless accompanied by a prospectus supplement. The prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in the prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 20 of this prospectus.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “we,” “us,” the “Company” or similar references mean Artesian Resources Corporation and its subsidiaries.

You should rely only on the information contained in this prospectus or in a prospectus supplement or amendment. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We may offer to sell, and seek offers to buy these securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

ARTESIAN RESOURCES CORPORATION

Our Company

Artesian Resources Corporation is the parent holding company of three regulated public utilities: Artesian Water Company, Inc., Artesian Water Pennsylvania, Inc. and Artesian Wastewater Management, Inc., and two non-regulated subsidiaries: Artesian Utility Development, Inc. and Artesian Development Corporation. The business activities conducted by each subsidiary are discussed below.

Artesian Water Company, Inc.

Our principal subsidiary, Artesian Water Company, Inc., or Artesian Water, is the oldest and largest public water utility in the State of Delaware, and has been providing water service within the state since 1905. We distribute and sell water to residential, commercial, industrial, governmental, municipal and utility customers throughout the State of Delaware. As of December 31, 2005, we had approximately 72,400 metered customers and served a population of approximately 239,000 (including contract services), representing approximately 28% of Delaware’s total population. We also provide water for public and private fire protection to customers in our service territories. Our water customer base is diversified among residential, commercial and industrial customers. Our gross water sales revenue for 2005 was approximately $41.6 million, and our percentages of gross water sales revenue by major customer classifications were 62% for residential, 31% for commercial, industrial, governmental, municipal and utility, and 7% for public fire protection. Substantially all of our water customers are metered, which enables us to measure and bill for our customers’ water consumption.

Our current primary market area is the State of Delaware, which had a population of approximately 844,000 at July 1, 2005. Substantial portions of Delaware, particularly outside of New Castle County, are not served by a public water system and represent potential opportunities for us to obtain new exclusive franchised service areas. We continue to focus resources on developing and serving existing service territories and obtaining new territories throughout the State. In 2005, we added approximately 28 square miles of franchised service area. In addition, we hold Certificates of Public Convenience and Necessity, or CPCNs, which provide us with the exclusive right to serve all existing and new customers for approximately 186 square miles of exclusive service territory or about 9.5% of the total square miles in Delaware. The pursuit of new service territory in the State of Delaware by water companies is competitive. Our strategy is to continue our efforts to acquire additional exclusive service areas, although the future rate of increase will depend upon interest rates, land use rules and our ability to enter into agreements with landowners, developers or municipalities.

As a public utility, we are regulated by the Delaware Public Service Commission, or the PSC, with respect to rates and charges for service, the sale and issuance of securities, mergers and other matters. We periodically seek rate increases to cover the cost of increased operating expenses, increased financing expenses due to additional investments in utility plant and other costs of doing business. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase. There is no guarantee that our rate increase requests will be granted by applicable regulatory agencies; or that such requests will be granted in a timely manner or in sufficient amount to cover the investments and expenses for which we initially sought the rate increase.

Artesian Water Pennsylvania, Inc.

Our other water utility subsidiary, Artesian Water Pennsylvania, Inc., began operations as a regulated public water utility in Pennsylvania in 2002. As of December 31, 2005, we provided water service to a residential community consisting of 39 customers in Chester County. On February 4, 2005,   we received

approval to expand our service area in Pennsylvania by providing services to four specific developments that are expected to add 350 customers over ten years.

Artesian Wastewater Management, Inc.

Our third utility subsidiary, Artesian Wastewater Management, Inc., owns wastewater infrastructure and provides wastewater services to customers in Delaware. We were recognized as a regulated public wastewater utility by the PSC in March 2005, and began providing service to a planned 725 home residential community in Sussex County, Delaware in July 2005. Our rate and tariff for serving this community was approved by the PSC. In addition, we have approval to provide service to a planned 97 home residential community in Sussex County, Delaware, and we began serving this community in February 2006. As of December 31, 2005, we provided wastewater services to 35 customers.

Artesian Utility Development, Inc.

Artesian Utility Development, Inc., a non-regulated subsidiary, was formed in 1996. It is contracted to design and build wastewater infrastructure and provide wastewater treatment and management services, and is a one-third participant in a limited liability company that develops and markets proposals for design, construction and operation of wastewater facilities.

Artesian Development Corporation

The sole operation of our other non-regulated subsidiary, Artesian Development Corporation, is the ownership of an eleven-acre parcel of land zoned for office buildings located immediately adjacent to our corporate headquarters. Out of the eleven acre parcel of land, four acres are under a contract for sale. According to the contract, the sale must close no later than August 2006. The sale is contingent on the buyer’s ability to obtain all governmental approvals necessary to construct a medical office facility of at least 42,000 square feet of leasable space and an acceptable environmental audit report. If the buyer fails to perform any of the terms or conditions specified in the contract, Artesian Development Corporation has the right and option to declare this contract null and void. This option expires in August 2006.

Recent Stock Dividend

On May 12, 2006, the Company’s Board of Directors approved a three for two stock split in the form of a stock dividend. Shareholders of record on May 30, 2006 received one additional share for each two shares held. All share and per share information presented below for each of the five years in the 5-year period ended December 31, 2005 are derived from the audited financial statements of the Company and for the three months ended March 31, 2006 are derived from the Form 10-Q for the quarterly period ended March 31, 2006 and have been restated to retroactively show the effect of the stock split.

	Three Months Ended March 31,	Three Months Ended March 31,
	2006	2005	2005	2004	2003	2002	2001
Statement of Operations Data
Net income per share of common stock:
Basic	$0.17	$0.16	$0.84	$0.75	$0.66	$0.78	$0.71
Diluted	$0.16	$0.16	$0.81	$0.72	$0.64	$0.76	$0.70
Avg. shares of common stock outstanding (in thousands)
Basic	6,027	5,951	5,984	5,904	5,820	5,300	4,559
Diluted	6,217	6,141	6,182	6,098	5,989	5,419	4,661
Cash dividends per share of common stock	$0.15	$0.14	$0.58	$0.55	$0.53	$0.52	$0.49

General Information

We are a Delaware corporation with our principal executive offices located at 664 Churchmans Road, Newark, Delaware 19702. Our telephone number is (302) 453-6900 and our website address is www.artesianwater.com. General information about us can be found at this website. We make available free of charge through the Investor Relations section of our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission, or the SEC. In addition, you can find at the Investor Relations section of our website our Code of Ethics that is applicable to our chief executive officer, chief financial officer, controller or principal accounting officer and any person performing a similar function. We include our website address in this prospectus only as an inactive textural reference and do not intend it to be an active link to our website. The material on our website is not part of our prospectus. You may also obtain a free copy of these reports and amendments, as well as our Code of Ethics, by contacting Nicholle Taylor at Artesian Resources Corporation, Churchmans Road, Newark, Delaware 19702.

RISK FACTORS

Investing in our Class A Non-Voting Common Stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our securities. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our Class A Non-Voting Common Stock could fall, and you may lose all or part of the money you paid to buy our securities.

Risks Related to Our Business

Our operating revenue is primarily from water sales. The rates that we charge our customers are subject to the regulations of the psc. Additionally, our business requires significant capital expenditures on an annual basis and these expenditures are made for additions and replacement of property. If the psc disapproves or is unable to timely approve our requests for rate increase or approves rate increases that are inadequate to cover our investments or increased costs, our profitability may suffer.

We file rate increase requests, from time to time, to recover our investments in utility plant and expenses. Once a rate increase petition is filed with the PSC, the ensuing administrative and hearing process may be lengthy and costly. We can provide no assurances that any future rate increase request will be approved by the PSC; and if approved, we cannot guarantee that these rate increases will be granted in a timely manner and/or will be sufficient in amount to cover the investments and expenses for which we initially sought the rate increase.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

Demand for water during warmer months is generally greater than during cooler months primarily due to additional requirements in irrigation systems, swimming pools, cooling systems and other outside water use. In an event when temperatures during typically warmer months are cooler than normal, or if there is more rainfall than normal, the demand for our water may decrease and adversely affect our revenues.

Drought conditions may impact our ability to serve our current and future customers, and may impact our customers’ use of our water, which may adversely affect our financial condition and results of operations.

We believe that we have in place sufficient capacity to provide water service for the foreseeable future to all existing and new customers in all of our service territories. However, severe drought conditions could interfere with our sources of water supply and could adversely affect our ability to supply water in sufficient quantities to our existing and future customers. This may adversely affect our revenues and earnings. Moreover, governmental restrictions on water usage during drought conditions may result in a decreased demand for water, which may adversely affect our revenue and earnings.

Our operating costs could be significantly increased if new or stricter regulatory standards are imposed by federal and state environmental agencies.

Our water and wastewater services are governed by various federal and state environmental protection and health and safety laws and regulations, including the federal Safe Drinking Water Act, the Clean Water Act and similar state laws. These federal and state regulations are issued by the United States Environmental Protection Agency and state environmental regulatory agencies. Pursuant to these laws, we are required to obtain various water allocation permits and environmental permits for our operations. The water allocation permits control the amount of water that can be drawn from water resources. New or stricter water allocation regulations can adversely affect our ability to meet the demands of our customers. While we have budgeted for future capital and operating expenditures to maintain compliance with these laws and our permits, it is possible that new or stricter standards would be imposed that will raise our operating costs. Thus, we can provide no assurances that our costs of complying with, or discharging liability under current and future environmental and health and safety laws will not adversely affect our business, results of operations or financial condition.

Turnover in management team

Our success depends significantly on the continued contribution of our management team both individually and collectively. The loss of the services of any member of our management team or the inability to hire and retain experienced management personnel could harm our operating results.

We face competition from other water utilities for the acquisition of new exclusive service territories.

Water utilities competitively pursue the right to exclusively serve territories in Delaware by entering into agreements with landowners, developers or municipalities and, under current law, then applying to the PSC for a CPCN, which grants a water utility the exclusive right to serve all existing and new customers of a water utility within a designated area. Typically, water utilities enter into agreements with developers who have approval from county governments with respect to proposed subdivisions or developments. Once a CPCN is granted to a water utility, generally it may not be suspended or terminated unless the PSC determines in accordance with its rules and regulations that good cause exists for any such suspension or termination. Therefore, we face competition from other water utilities as we pursue the right to exclusively serve territories. If we are unable to enter into agreements with landowners, developers or municipalities and secure CPCNs for the right to exclusively serve territories in Delaware, our ability to expand may be significantly impeded.

We depend on the availability of capital for expansion, construction and maintenance.

Our ability to continue our expansion efforts and fund our utility construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future on favorable terms and conditions for expansion, construction and maintenance. In the event we are unable to obtain sufficient capital, our expansion efforts could be curtailed, which may affect our growth and may affect our future results of operations.

Any future acquisitions we undertake or other actions to further grow our water and wastewater business may involve risks.

An element of our growth strategy is the acquisition and integration of water and wastewater systems in order to broaden our current service areas, and move into new ones. It is our intent, when practical, to integrate any businesses we acquire with our existing operations. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs and cause diversion of our management’s time and resources. We may not be successful in the future in identifying businesses that meet our acquisition criteria. The failure to identify such businesses may limit the rate of our growth. In addition, future acquisitions by us could result in:

•       Dilutive issuance of our equity securities;

•       Incurrence of debt and contingent liabilities;

•       Difficulties in integrating the operations and personnel of the acquired businesses;

•       Diversion of our management’s attention from ongoing business concerns;

•       Failure to have effective internal control over financial reporting;

•       Shuffling of human resources; and

•       Other acquisition-related expense.

Some or all of these items could have a material adverse effect on our business and our ability to finance our business and comply with regulatory requirements. The businesses we acquire in the future may not achieve sales and profitability that would justify our investment.

Contamination of our water supply may result in disruption in our services and could lead to litigation that may adversely affect our business, operating results and financial condition.

Our water supplies are subject to contamination from naturally-occurring compounds as well as pollution resulting from man-made sources. Even though we monitor the quality of water on on-going basis, any possible contamination due to factors beyond our control could interrupt the use of our water supply until we are able to substitute it from an uncontaminated water source. Additionally, treating the contaminated water source could involve significant costs and could adversely affect our business. We could also be held liable for consequences arising out of human or environmental exposure to hazardous substances, if found, in our water supply. This could adversely affect our business, results of operations and financial condition.

Potential terrorist attacks may disrupt our operations and adversely affect our business, operating results and financial condition.

In the wake of the September 11, 2001 terrorist attacks, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We also have tightened our security measures regarding delivery and handling of certain chemicals used in our business. We are currently not aware of any specific threats to our facilities, operations or supplies, however, it is possible that we would not be in a position to control the outcome of terrorist events, if they occur.

Risks Related to Our Common Stock

Our principal stockholders have significant control over the outcome of most fundamental corporate matters.

As of July 11, 2006, members of the Taylor family, which include Dian C. Taylor, our Chair of the Board, Chief Executive Officer and President, and Norman H. Taylor, Jr. and John R. Eisenbrey, Jr., two of our other directors, beneficially owned 73% of the outstanding Class B Common Stock and 5% of the outstanding Class A Non-Voting Common Stock and our directors and executive officers as a group beneficially owned 55% of the outstanding Class B Common Stock and 5% of the outstanding Class A Non-Voting Common Stock. The holders of Class B Common Stock generally have the exclusive right to vote on most fundamental corporate decisions, including the election of our board of directors. As a result, these principal stockholders will have significant control over the outcome of most fundamental corporate matters. If you purchase shares of Class A Non-Voting Common Stock, you will not be able to vote on most fundamental corporate matters, including the election of our board of directors.

Our ability to pay dividends is limited by our restated certificate of incorporation, terms of our preferred stock and covenants in our debt instruments.

Our Restated Certificate of Incorporation requires that we pay or set aside for payment all accrued dividends and sinking fund payments payable on any outstanding preferred stock before we can pay dividends on our common stock. In addition, we have outstanding debt instruments containing covenants restricting our ability to pay dividends on our common stock.

There are a number of other factors that determine both our ability to pay dividends on our common stock and the amount of those dividends. These factors include:

•       Dilutive issuance of our equity securities;

•       Certain limitations on dividend payments in our bond covenants included in our trust indentures;

•       Our earnings, capital requirements and financial condition; and

•       Other factors, including the timeliness and adequacy of rate increases granted to Artesian Water.

We cannot guarantee that we will continue to pay dividends on our common stock in the future or in amounts similar to past dividends.

There is a limited trading market for our Class A Non-Voting Common Stock. You may not be able to resell your shares at or above the price you pay for them.

Although our Class A Common Stock is listed for trading on the NASDAQ Global Market, the trading in our Class A Non-Voting Common Stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our Class A Non-Voting Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our Class A Non-Voting Common Stock, a sale of a significant number of shares of our Class A Non-Voting Common Stock in the open market could cause our stock price to decline. We cannot provide any assurance that this offering will increase the volume of trading in our Class A Non-Voting Common Stock.

Provisions in our Restated Certificate of Incorporation and Bylaws and under Delaware law may prevent or frustrate a change in control or a change in management that stockholders believe is desirable.

Provisions of our Restated Certificate of Incorporation and Bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•       A classified board of directors;

•       Higher stockholder voting requirements for certain corporate actions;

•       Limitations on the removal of directors; and

•       Advance notice requirements for stockholder proposals and nominations.

Subject to certain exceptions, the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class, is required to alter, amend or repeal the provisions of our Restated Certificate of Incorporation establishing our classified board of directors and limitations on the removal of directors or our Bylaws.

In addition, Section 203 of the General Corporation Law of the State of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

Risks Related To An Offering.

We have broad discretion in the use of the net proceeds from an offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from an offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our Class A Non-Voting Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our Class A Non-Voting Common Stock to decline.

Once this registration statement is declared effective by the sec, a large number of shares of our Class A Non-Voting Common Stock will become eligible for future sale into the market. This may adversely impact the market price of our Class A Non-Voting Common Stock.

Once this registration statement is declared effective by the SEC, a large number of shares of our Class A Non-Voting Common Stock will become eligible for future issuance and sale. Solely for purpose of estimation, based on $19.10 per share, the last reported closing sale price of our Class A Non-Voting Common Stock as reported by the NASDAQ Global Market on August 14, 2006, the registration statement covers 1,570,681 shares of Class A Non-Voting Common Stock, or 30.3% of our total outstanding shares of Class A Non-Voting Common Stock based on 5,175,722 total outstanding shares of Class A Non-Voting Common Stock as of July 11, 2006. This availability of a significant number of additional shares of our Class A Non-Voting Common Stock for future sale and issuance or the perception in the market that we intend to sell a substantial number of shares could depress the price of our Class A Non-Voting Common Stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus which express our “belief,” “anticipation” or “expectation,” as well as other statements which are not historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act and the Private Securities Litigation Reform Act of 1995. Statements including, but not limited to, those regarding our goals, priorities and growth and expansion plans for our water and wastewater subsidiaries, our belief regarding our capacity to provide water services for the foreseeable future to our customers, our belief relating to our compliance with relevant governmental regulations, the impact of weather on our operations and the execution of our strategic initiatives and our expectations regarding the sale of land are forward-looking statements and involve risks and uncertainties that could cause actual results to differ materially from those projected. Certain factors discussed in “Risk Factors” commencing on page 6, such as changes in weather, changes in our contractual obligations, changes in government policies, the timing and results of our rate requests, changes in economic and market conditions generally, and other matters could cause results to differ materially from those in the forward-looking statements. While we may elect to update forward-looking statements, we specifically disclaim any obligation to do so and you should not rely on any forward-looking statement as representation of our views as of any date subsequent to the date of the filing of this prospectus.

You should read and interpret any forward-looking statements together with the documents incorporated by reference in this prospectus and our other filings with the SEC.

USE OF PROCEEDS

We will receive all of the net proceeds from the sale of our securities registered under the registration statement of which this prospectus is a part.

Unless the applicable prospectus supplement states otherwise, we will retain broad discretion in the allocation of the net proceeds of this offering. We currently intend to use the net proceeds of this issuance to fund a paid-in capital contribution in the same amount to our principal subsidiary, Artesian Water. Artesian Water will use the paid-in capital contribution for the following purposes:

•       Repayment of short-term borrowings; and

•       General corporate purposes, including working capital and capital expenditures.

These proceeds will reduce Artesian Water’s debt to total capitalization ratio, which we believe will improve Artesian Water’s ability to issue additional long-term debt to finance future capital investments.

Artesian Water has available two unsecured lines of credit, with no financial covenant restrictions, totaling $40.0 million at December 31, 2005, which are renewable annually at lenders’ discretion. Borrowings under the lines of credit bear interest based on the London Interbank Offering Rate, or LIBOR, plus 1.0% for 30, 60, 90, or 180 days or the banks’ federal funds rate plus 1.0%, at the option of Artesian Water. At July 11, 2006, Artesian Water had $6,081,607 outstanding under these lines at average interest rates of 6.35%

We have not determined the amount of net proceeds to be used for each of the purposes indicated. The amounts and timing of the expenditures may vary significantly depending on numerous factors, such as identification of appropriate acquisition opportunities. Accordingly, we will have broad discretion to use the proceeds as we see fit. Pending such uses, we intend to invest the net proceeds in interest-bearing, investment grade securities.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our Restated Certificate of Incorporation and Bylaws are summaries and are qualified by reference to the Restated Certificate of Incorporation and Bylaws that we have filed with the SEC.

Our authorized capital stock consists of 15,000,000 shares of Class A Non-Voting Common Stock, par value $1.00 per share, 1,040,000 shares of Class B Common Stock, par value $1.00 per share, 10,868 shares of 7% Prior Preferred Stock, par value $25.00 per share, 80,000 shares of Cumulative Prior Preferred Stock, par value $25.00 per share, and 100,000 shares of Series Preferred Stock, par value $1.00 per share.

As of July 11, 2006, we had issued and outstanding:

•       5,175,722 shares of Class A Common stock, held by 884 stockholders of record; and

•       881,452 shares of Class B Common Stock, held by 192 stockholders of record.

As of July 11, 2006, there were no shares of 7% Prior Preferred stock, Cumulative Prior Preferred Stock or Series Preferred Stock outstanding. We sometimes refer to our 7% Prior Preferred Stock, Cumulative Prior Preferred Stock and Series Preferred Stock collectively as Preferred Stock in this “Description of Capital Stock.”

Class A Non-Voting Common Stock

Voting Rights

Under our Restated Certificate Incorporation, generally, holders of shares of our Class A Non-Voting Common Stock do not have voting rights with respect to the election of directors and other matters voted upon by stockholders.

However, Section 242(b)(2) of the General Corporation Law of the State of Delaware confers voting rights, or statutory voting rights, to holders of the outstanding shares of a class that is not entitled to vote under the certificate of incorporation, with respect to a proposed amendment to the certificate of incorporation, if “the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.” The vote required to approve such amendments is a majority of the outstanding shares of the class.

Holders of our Class A Non-Voting Common Stock have statutory voting rights as set forth above. In addition, under Section 4.20 of our Restated Certificate of Incorporation, we may not issue any shares of Series Preferred Stock without the approval of the holders of a majority of the shares of Class A Non-Voting Common Stock.

Dividends

Subject to dividends that we may be required to pay on outstanding shares of Preferred Stock, the holders of Class A Non-Voting Common Stock are entitled to receive dividends, as, when and if declared from time to time by our board of directors out of funds legally available for such purpose. Our Restated Certificate of Incorporation requires that we declare and pay the same dividend per share on the Class A Non-Voting Common Stock and on the Class B Common Stock.

Holders of Class A Non-Voting Common Stock may participate in our dividend reinvestment plan by automatically reinvesting cash dividends declared on all or a portion of their shares to purchase additional shares of Class A Non-Voting Common Stock.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of Artesian Resources, the holders of Class A Non-Voting Common Stock are entitled to share pro rata with the holders of Class B Common Stock in all assets and funds remaining after we pay all of our creditors and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Restated Certificate of Incorporation.

Other Rights

There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class A Non-Voting Common Stock.

All outstanding shares of our Class A Non-Voting Common Stock are fully paid and non-assessable.

Class B Common Stock

Voting Rights

Except as otherwise described in this “Description of Capital Stock” with respect to our other classes of stock, the right to vote for the election of directors and other stockholder matters is exercised exclusively by the holders of Class B Common Stock. Holders of Class B Common Stock are entitled to one vote per share on all matters voted upon by stockholders. Our directors, other than those elected by holders of our Preferred Stock under specified circumstances as described herein, are classified into three classes. Holders of shares of Class B Common Stock do not have cumulative voting rights.

Dividends

Subject to dividends that we may be required to pay on outstanding shares of Preferred Stock before we may pay dividends on other shares, the holders of Class B Common Stock are entitled to receive dividends, as, when and if declared from time to time by our board of directors out of funds legally available for such purpose. Our Restated Certificate of Incorporation requires that we declare and pay the same dividend per share on the Class B Common Stock and on the Class A Non-Voting Common Stock.

Liquidation Rights

In the event of our liquidation, dissolution or winding up of our operations, the holders of Class B Common Stock are entitled to share pro rata with the holders of Class A Non-Voting Common Stock in all assets and funds remaining after we pay all of our creditors and make required distributions to the holders of outstanding shares of Preferred Stock pursuant to our Restated Certificate of Incorporation.

Other Rights

There are no preemptive, conversion, subscription, redemption or sinking fund rights applicable to the Class B Common Stock.

All outstanding shares of Class B Common Stock are fully paid and non-assessable.

Preferred Stock

As of July 11, 2006, there were no shares of Preferred Stock outstanding.

7% Prior Preferred Stock

Voting Rights

Under our Restated Certificate of Incorporation, holders of 7% Prior Preferred Stock do not have voting rights except for statutory voting rights as described above.

Redemption

The 7% Prior Preferred Stock is redeemable at our option, in whole or in part, from time to time, upon at least 30 days’ notice, at $30 per share plus accrued but unpaid dividends; provided that if we are in default on any dividend or sinking fund payment on any series of Cumulative Prior Preferred Stock, we may not redeem any shares of 7% Prior Preferred Stock or any series of Cumulative Prior Preferred Stock.

Dividends

The 7% Prior Preferred Stock is entitled to cumulative dividends at a rate of 7% per year out of funds legally available for such purpose, payable quarterly. The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the Series Preferred Stock, Class A Non-Voting Common Stock or Class B Common Stock unless the full cash dividends on the 7% Prior Preferred Stock then outstanding have been paid or set apart for payment.

Liquidation Rights

In the event of our liquidation, dissolution or winding up or our sale of all of our assets, the holders of 7% Prior Preferred Stock are entitled, after we pay all of our creditors, to be paid in cash the par value of their shares and any accrued but unpaid dividends before we make any payment to the holders of our Series Preferred Stock, Class A Non-Voting Common Stock or Class B Common Stock

The 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to payments upon a liquidation, dissolution or winding up, except that a sale of all of our assets will be deemed to be a liquidation, dissolution or winding up with respect to the 7% Prior Preferred Stock, but will not be deemed a liquidation, dissolution or winding up with respect to the Cumulative Prior Preferred Stock.

Cumulative Prior Preferred Stock

Issuance in Series

The Cumulative Prior Preferred Stock may be issued from time to time in one or more series. Subject to certain stockholder approval requirements described below, our board of directors may fix the designations, preferences and other rights, and limitations or restrictions of authorized and unissued Cumulative Prior Preferred Stock in a resolution providing for the initial issuance of each such series.

All shares of the Cumulative Prior Preferred Stock of all series must be of equal rank, and all shares of any particular series of the Cumulative Prior Preferred Stock must be identical except as to the date(s) from which dividends thereon start to cumulate.

Different series of Cumulative Prior Preferred Stock may vary as to:

•       The annual dividend rate and the date from which dividends start to cumulate;

•       The redemption price(s) and other terms and conditions of redemption;

•       The amount(s) payable upon our liquidation, dissolution or winding up;

•       The terms and amount of any sinking fund provided for the purchase or redemption of shares of the particular series;

•       Terms relating to conversion; and

•       The designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions, if any of the particular series.

Voting Rights

Except for the statutory voting rights, in the case of certain defaults in dividend or sinking fund payments described below, and as described below for certain of our actions, the holders of Cumulative Prior Preferred Stock generally do not have voting rights under our Restated Certificate of Incorporation.

If we are in default on dividend or sinking fund payments on any series of Cumulative Prior Preferred Stock for certain periods of time specified in our Restated Certificate of Incorporation, the holders of Cumulative Prior Preferred Stock are entitled to vote as a class for not less than one-third (if the default continues for certain shorter periods) or a majority (if the default continues for certain longer periods), as the case may be, of the members of our board of directors. Upon such defaults, holders of Cumulative Prior Preferred Stock may call a special meeting of such holders to elect directors as described in this paragraph to serve until the next annual meeting of stockholders. Upon cure of such defaults, voting rights revert to the Class B Common Stock.

In addition, the approval of at least 75% of the total number of shares of Cumulative Prior Preferred Stock then outstanding is required for us to:

•       Incur any long-term indebtedness that would result in total long-term indebtedness exceeding 65% of our capitalization (as defined in our Restated Certificate of Incorporation);

•       Create or authorize any class of stock or any obligation or security convertible into shares of stock unless such stock ranks junior to the Cumulative Prior Preferred Stock with respect both to the payment of dividends and distributions upon our liquidation, dissolution or winding up of operations;

•       Amend, alter, change or repeal any of the provisions of our Restated Certificate of Incorporation with respect to our business purposes so as to substantially change such purposes, or amend, alter, change or repeal any of the terms of the Cumulative Prior Preferred Stock then outstanding in a manner prejudicial to the holders of such stock; provided that if only a particular series of Cumulative Prior Preferred Stock is prejudiced by such changes, then only the vote of 75% of the total number of outstanding shares of such series will be required;

•       Merge or consolidate if, among other things, the purposes of the resulting corporation would be substantially different from ours or if any adverse change in the terms and provisions of the Cumulative Prior Preferred Stock would result;

•       Reissue any previously purchased, redeemed or retired shares of Cumulative Prior Preferred Stock;

•       Issue any shares of Cumulative Prior Preferred Stock or any stock senior to the Cumulative Prior Preferred Stock unless certain financial tests specified in our Restated Certificate of Incorporation are met; or

•       Increase the total number of authorized shares of Cumulative Prior Preferred Stock of all series to over 80,000 shares.

Redemption

Our board of directors may determine that the whole or any part of any series of the Cumulative Prior Preferred Stock may be redeemed, at any time or from time to time, by paying in cash the redemption price plus accrued but unpaid dividends, and by following the procedures as set forth in Section 4.11 of our Restated Certificate of Incorporation; provided that if we are in default on any dividend or sinking fund payment on any series of Cumulative Prior Preferred Stock, we may not redeem any series of Cumulative Prior Preferred Stock or any shares of 7% Prior Preferred Stock. Subject to the limitations set forth in our Restated Certificate of Incorporation, our board of directors has full power and authority to determine the manner and the terms and conditions of such redemption. If a particular series of the Cumulative Prior Preferred Stock has a sinking fund, the redemption price must not be in excess of the sinking fund redemption price.

Sinking Fund

With respect to all series of Cumulative Prior Preferred Stock for which a sinking fund requirement must be met in each year, we are required to set aside on or before February 1 of such year cash required for sinking fund payments in such year. To the extent that the terms of any series permit the sinking fund requirement for such series to be met by the surrender of stock, the aggregate par value of the shares surrendered for such purpose will be considered as equivalent in amount to cash set aside for such series. The sinking fund requirement for each series of the Cumulative Prior Preferred Stock for which a sinking fund has been established will be cumulative, so that if in any year we do not satisfy the sinking fund requirement for such year, the amount of the deficiency will be added to the sinking fund requirement for the next succeeding year. Unless and until we cure all such deficiencies, we may not declare dividends or make other payments on our stock that rank junior to Cumulative Prior Preferred Stock, nor may we purchase, redeem or otherwise acquire for value such junior stock.

Dividends

Holders of our Cumulative Prior Preferred Stock are entitled to receive dividends out of legally available funds when and as declared by our board of directors. The Cumulative Prior Preferred Stock and the 7% Prior Preferred Stock rank equally with respect to the payment of cash dividends. No dividends may be declared and paid on the Series Preferred Stock, Class A Non-Voting Common Stock or Class B Common Stock unless the full cash dividends on the 7% Prior Preferred Stock then outstanding have been paid or set apart for payment.

Power of Board with Respect to Series

We may, at any time or from time to time, within the then total authorized amount of the Cumulative Prior Preferred Stock of all series, increase the authorized amount of any series of the Cumulative Prior Preferred Stock or of any unclassified Cumulative Prior Preferred Stock, classify or reclassify any unissued shares of the Cumulative Prior Preferred Stock as shares of the Cumulative Prior Preferred Stock of any series or as unclassified Cumulative Prior Preferred Stock, create one or more additional series of the Cumulative Prior Preferred Stock, fix the authorized amount of any series and fix the designations and the rights and preferences, and restrictions and qualifications, of any series of the Cumulative Prior Preferred Stock, by the vote of a majority of the total number of shares of each series of the Series Preferred Stock and of a majority in interest of the total number of shares of the Class B Common Stock then outstanding given at a meeting called for that purpose, and no vote or consent of the holders of shares of the Cumulative Prior Preferred Stock, as a class or otherwise, will be required in connection therewith nor will the holders of shares of the Cumulative Prior Preferred Stock be entitled to notice of any such meeting.

In case and to the extent that under the laws of Delaware at the time in effect, our board of directors will be authorized by law to create new series of the Cumulative Prior Preferred Stock or to fix the amounts, designations, rights and preferences, and restrictions and qualifications of the shares of any series of the Cumulative Prior Preferred Stock, or to take any other action with respect to the Cumulative Prior Preferred Stock specified in the preceding paragraph, no action of our stockholders will be required and all action authorized (as described above in the preceding paragraph) to be taken by vote of the holders of the Class B Common Stock may be taken by vote of our board of directors.

Liquidation Rights

In the event of our liquidation, dissolution or winding up of operations or our sale of all of our assets, the holders of the outstanding series of Cumulative Prior Preferred Stock are entitled, after we pay all of our creditors, to be paid in cash the par value of their shares and any accrued but unpaid dividends before any amounts are paid to the holders of our Series Preferred Stock, Class A Non-Voting Common Stock or Class B Common Stock.

As described above, the 7% Prior Preferred Stock and the Cumulative Prior Preferred Stock rank equally with respect to payments upon a liquidation, dissolution or winding up, except that a sale of all of our assets will be deemed to be a liquidation, dissolution or winding up with respect to the 7% Prior Preferred Stock, but will not be deemed a liquidation, dissolution or winding up with respect to the Cumulative Prior Preferred Stock.

Series Preferred Stock

With the prior approval of the holders of a majority of the shares of Class A Non-Voting Common Stock, our board of directors may issue Series Preferred Stock from time to time in one or more series. The board of directors has the power to fix, subject to preferences that may be applicable to the 7% Prior Preferred Stock or Cumulative Prior Preferred Stock under our Restated Certificate of Incorporation, the full, limited or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof of any such series of Series Preferred Stock.

The issuance of Series Preferred Stock, while providing us flexibility in connection with acquisitions and other corporate purposes, may be used by us, in certain circumstances, to create voting impediments to extraordinary corporate transactions or to frustrate persons seeking to effect a merger with or otherwise gain control of us. We have no present plans to designate any series or issue any shares of Series Preferred Stock.

Options

As of July 11, 2006, options to purchase 598,835 shares of Class A Non-Voting Common Stock were outstanding at a weighted average exercise price of $13.80 per share, of which options to purchase 565,085 shares of Class A Non-Voting Common Stock were exercisable. As of that date, an additional 581,700 shares were available for issuance under our 2005 Equity Compensation Plan.

Provisions with Possible Anti-takeover Effects

Our Restated Certificate of Incorporation provides that we will be governed by Section 203 of the General Corporation Law of the State of Delaware which prohibits a “business combination” between a corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder.” An “interested stockholder” is one who, directly or indirectly, owns 15% or more of the outstanding voting stock of the corporation. A “business combination” includes:

•       A merger;

•       Consolidation;

•       Sale or lease or other disposition of assets having an aggregate value in excess of 10% of either the aggregate fair market value of the consolidated assets of the corporation or the aggregate market value of all the outstanding stock of the corporation; and

•       Certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation or which provide the interested stockholder with a financial benefit.

These restrictions do not apply where:

•       The business combination or the transaction in which the stockholder becomes interested is approved by the corporation’s board of directors prior to the time the interested stockholder acquired its shares;

•       Upon consummation of the transaction in which the stockholder became an interested stockholder, the stockholder owns at least 85% of the voting stock outstanding at the commencement of such transaction, excluding, for determining the number of shares outstanding, shares owned by persons who are directors as well as officers and by employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•       The business combination is approved by the board of directors and the affirmative vote of two-thirds of the outstanding voting stock not owned by the interested stockholder at an annual or special meeting.

The business combinations provisions of Section 203 of the General Corporation Law of the State of Delaware may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of us that are not negotiated and approved by our board of directors.

We have adopted certain provisions in our Restated Certificate of Incorporation and By-laws which may have anti-takeover implications. Our Restated Certificate of Incorporation provides that without the affirmative vote of at least 75% of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a class, the provisions in our Restated Certificate of Incorporation and the Bylaws establishing a classified board of directors may not be altered, amended or repealed. These supermajority voting provisions, along with various supermajority voting provisions for certain classes of stock required for certain business combinations and other corporate actions described above, may have an effect of discouraging, delaying or preventing a change of control which may be at a premium above the prevailing market price.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A Non-Voting Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016.

Nasdaq Global Market

Our Class A Non-Voting Common Stock is listed on the Global National Market under the symbol “ARTNA.”

PLAN OF DISTRIBUTION

We may sell our Class A Non-Voting Common Stock through underwriters or dealers, through agents, or directly to one or more purchasers. The prospectus supplement will describe the terms of the offering of our Class A Non-Voting Common Stock, including:

•       The number of shares of Class A Non-Voting Common Stock we are offering;

•       The name or names of any underwriters;

•       Any securities exchange or market on which the Class A Non-Voting Common Stock may be listed;

•       The purchase price of our Class A Non-Voting Common Stock being offered and the proceeds we will receive from the sale;

•       Any over-allotment options pursuant to which underwriters may purchase additional shares of Class A Non-Voting Common Stock from us;

•       Any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation; and

•       Any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, they will acquire our Class A Non-Voting Common Stock for their own account and may resell our Class A Non-Voting Common Stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of the sale. The obligations of the underwriters to purchase the Class A Non-Voting Common Stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the Class A Non-Voting Common Stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of Class A Non-Voting Common Stock offered by the prospectus supplement. We may change from time to time the public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

We may sell our Class A Non-Voting Common Stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of our Class A Non-Voting Common Stock, and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We may provide underwriters and agents with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters or agents may make with respect to these liabilities. Underwriters and agents may engage in transactions with, or perform services for, us in the ordinary course of business. We will describe such relationships in the prospectus supplement naming the underwriter and the nature of any such relationship.

Rules promulgated by the SEC may limit the ability of any underwriters to bid for or purchase shares of Class A Non-Voting Common Stock before the distribution of the shares of Class A Non-Voting Common Stock is completed. However, underwriters may engage in the following activities in accordance with the rules:

•       Stabilizing transactions—Underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•       Over-allotments and syndicate covering transactions—Underwriters may sell more shares of our Class A Non-Voting Common Stock than the number of shares that they have committed to purchase in any underwritten offering. This over-allotment creates a short position for the underwriters. This short position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in any underwritten offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in the offering.

•       Penalty bids—If underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from other underwriters and selling group members who sold those shares as part of the offering.

Similar to other purchase transactions, an underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our Class A Non-Voting Common Stock may have the effect of raising or maintaining the market price of our Class A Non-Voting Common Stock or preventing or mitigating a decline in the market price of our Class A Non-Voting Common Stock. As a result, the price of the shares of our Class A Non-Voting Common Stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

If commenced, the underwriters may discontinue any of these activities at any time.

Our Class A Non-Voting Common Stock is quoted on the NASDAQ Global Market. One or more underwriters may make a market in our Class A Non-Voting Common Stock, but the underwriters will not be obligated to do so and may discontinue market making at any time without notice. We cannot give any assurance as to liquidity of the trading market for our Class A Non-Voting Common Stock.

Any underwriters who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in the Class A Non-Voting Common Stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our Class A Non-Voting Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered by this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements and schedules and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

KPMG LLP, or KPMG, our former independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and December 31, 2003, included in our Annual Report on form 10-K for the year ended December 31, 2005 as set forth in the annual report, which is incorporated by reference in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on the reports of KPMG given upon the authority of the said firm as experts in accounting and auditing.

We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on our past financial statements incorporated by reference in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document. We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are publicly available, free of charge, on our website at www.artesianwater.com.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, NE, Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

INFORMATION INCORPORATED BY REFERENCE

The SEC requires us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the sale of all the shares covered by this prospectus.

(1)         Our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on March 17, 2006;

(2)         Our Quarterly Report on Form 10-Q for the period ended March 31, 2006, as filed with the SEC on May 10, 2006 and our Quarterly Report on Form 10-Q for the period ended June 30, 2006, as filed with the SEC on August 8, 2006;

(3)         Our Current Reports on Form 8-K filed with the SEC on April 13, 2006, May 15, 2006 (Item 8.01 only), May 18, 2006, August 2, 2006 and August 15, 2006; and

(4)         The description of our Class A Non-Voting Common Stock contained in our Registration Statement on Form 10, as amended (File No. 000-18516), filed with the Commission on April 30, 1990 to register our Class A Non-Voting Common Stock under the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702
Attention: Nicholle Taylor
Telephone: (302) 453-6900

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of class a non-voting common stock.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus supplement or the accompanying prospectus is current as of the date shown on the cover page.

1,000,000 Shares

Class A Non-Voting Common Stock

PROSPECTUS SUPPLEMENT

JANNEY MONTGOMERY SCOTT LLC

EDWARD JONES

The date of this prospectus supplement is           , 2007.